Exhibit 99.1

ECOLAB LIMITED - ECOLAB NEW ZEALAND SHARE PURCHASE PLAN

As Amended through February 28, 2004

1.                                       PURPOSE

On February 8, 1991, the Company’s Board of Directors established the Ecolab Limited - Ecolab New Zealand Share Purchase Plan to give Participants a convenient and cost-effective means for regular and systematic purchases of shares in Ecolab Inc., the United States parent company of Ecolab Limited.  Those shares are listed on the New York Stock Exchange.  The Plan was subsequently amended as of February 28, 2004 to place a limit on the number of shares that may be purchased by Participants, as required by changes to the rules of the New York Stock Exchange, subject to approval of the amended Plan by the shareholders of Ecolab Inc.

The purposes of the Plan are to assist the Company in attracting and retaining personnel of outstanding abilities, to motivate employees to give their maximum productive effort on behalf of the Company and to align employees’ interests with the Company’s shareholders in the United States of America.

2.                                       DEFINITIONS

Unless otherwise required by the context, the following terms, when used in the Plan, have the meanings set forth in this Section.

Board of Directors or Board:  The Board of Directors of the Company.

Broker:  The Broker appointed by the Company to act as the Broker for the Plan pursuant to Section 5.1.

Company:  Ecolab Limited, a New Zealand limited company.

Discretionary Contribution:  A cash contribution made by the Company to the account of a Participant, without the requirement of a contribution by such Participant.

Eligible Employee:  Each full-time employee of the Company or any of its subsidiaries who has attained the age of majority.

Full Time Employee:  A person who is employed by the Company or a subsidiary in a permanent, budgeted, position and is regularly scheduled to work for all or part of the full-time work week of a particular location.

Matching Contribution:  A cash contribution made by the Company to the account of a Participant in respect of money contributed to the Plan by such Participant.

Open Contribution Period:  Time periods established by the Company from time to time to allow Participants to make contributions under the Plan through means other than through a deduction from the payroll.

Participant:  An Eligible Employee who is currently enrolled in the Plan pursuant to Section 4.

Plan:  The Ecolab Limited - Ecolab New Zealand Share Purchase Plan set out in this document as the Plan may from time to time be amended.

Shares:  The common stock of Ecolab Inc. with a par value US$1.00 per share (the “Shares”).

Subsidiary:  A company or other form of business or association whose shares (or other ownership interests) having 50% of the voting power are owned or controlled, directly or indirectly by the Company, and whose full-time employees are, in the discretion of the Company, permitted to participate in the Plan.

United States Broker:  The United States Broker appointed by the Broker with the approval of the Company to process Share transactions for the Broker and hold Shares on account of and in trust for the Participants as individual clients of the United States Broker.

3.                                       AUTHORITY.

The Board of Directors of the Company has full power and authority to interpret and construe any provision of the Plan finally and conclusively as to all persons having any interest under the Plan, to adopt rules and regulations not inconsistent with the Plan for carrying out the Plan or providing for matters not specifically covered in the Plan and to alter, amend and revoke any rules or regulations so adopted.

4.                                       ENROLLMENT.

Each Eligible Employee may enroll in the Plan by properly completing and returning to the Company such forms as are required by the Broker for opening the Participant’s account with the Broker and for purchase by the Broker through the United States Broker of Shares for the account of the Participant.

Participation in the Plan begins as soon as practicable after the required forms are received and processed by the Company and continues until the Participant is no longer an Eligible Employee, or until written termination by the Participant of his or her participation in the Plan is received and processed b the Company.

5.                                       BROKER AND RELATED FEES.

5.1                                 Appointment of Broker.  The Company will appoint a Broker to open and maintain an account in the name of each Participant and to make purchases of shares on the New York Stock Exchange for the accounts of Participants through the United States Broker.  The Broker will be appointed by the Company to administer the Plan and may be removed from such appointment at any time in the sole discretion of the Company.  Such removal may include the United States Broker.  Nothing in the Plan is deemed to create any obligation on the part of the Company or the Broker to continue to administer the Plan.

5.2                                 Payment of Fees and Other Charges:  The Company agrees to pay the Broker’s administrative charges for maintaining accounts under the Plan and agrees to pay for brokerage commissions on the purchases of Shares made under the Plan for each Participant, so long as the Participant remains an Eligible Employee.

6.                                       PAYROLL DEDUCTIONS & ADDITIONAL PARTICIPANT CONTRIBUTIONS

6.1                                 Payroll Deductions.  Participants may authorize contributions through payroll deductions by completing and signing a form of payroll authorization instructing the Company to deduct a certain amount from the Participant’s wages or salary for transmission to the Broker for the purchase of

Shares.  Payroll deductions will begin after the authorization forms are received and processed by the Company.

6.2                                 Decreasing, Increasing or Terminating Payroll deductions; Re-entry.  Payroll deduction authorizations will remain effective until terminated in writing by the Participant or until otherwise terminated as provided below.

Each Participant must specify the amount to be withheld from his or her compensation, with a minimum of $NZ5 per week.

The maximum of all employee contributions pursuant to Sections 6.1, 6.2 and 6.3 each calendar year is $NZ10,000, but will be prorated for the first calendar year of the Plan and for the first calendar year that the Participant becomes enrolled in the Plan.  Payroll deductions will be automatically terminated when this level is reached, but automatically reinstated the following January.

A payroll deduction may be decreased or increased once each calendar month in $NZ5 increments, but not below $NZ5 per week, by the Participant completing and returning the appropriate payroll deduction form to the Company.  A payroll deduction may be terminated at any time by the Participant giving written notice to the Company.

The increase, decrease or termination will be effective at the beginning of the next pay period after the notice is received and processed.  A Participant who terminates his or her payroll deduction may re-enter the Plan any time by following the instruction for enrollment in Section 4 and payroll deduction procedures in Section 6.1.

6.3                                 Additional Employee Contributions.  Each Participant may contribute a sum not less than $NZ160 during any Open Contribution Period.  The aggregate of contributions through payroll deduction and additional contributions may not exceed $NZ10,000 in any calendar year.

6.4                                 Withholding.  The Participant is responsible for all income taxes applicable to Matching Contributions and Discretionary Contributions, if any, and the Company will make appropriate withholding deductions from each Participant’s compensation, which will be in addition to any payroll deductions pursuant to Section 6.1.

7.                                       COMPANY CONTRIBUTIONS.

7.1                                 Matching Contributions.  The Company will make a Matching Contribution on behalf of each Participant up to the amount of fifteen percent (15%) of the funds (i) deducted from such Participant’s pay pursuant to Sections 6.1 and 6.2, and (ii) contributed by the Participant as an additional employee contribution pursuant to Section 6.3.  The actual amount of the Matching Contributions is at the Company’s discretion from time to time and, while it will endeavour to make the full Matching Contribution, it reserves the right to make a Matching Contribution less than 15% if its business performance in New Zealand does not warrant the making of the full contribution.

7.2                                 Discretionary Contributions.  The Company may from time to time make a Discretionary Contribution to a Participant’s account for any reason, but each such contribution will not exceed $NZ1,600 plus the amount determined appropriate by the Company to cover all or part of the income taxes resulting from such award. The determination to pay all or any taxes shall be made in the sole and exclusive determination of the Company.

8.                                       PURCHASES, SALES AND WITHDRAWALS.

8.1                                 Administration of Funds.  The Company will deduct funds from each Participant’s pay pursuant to Sections 6.1 and 6.2 and once a month will forward the amount deducted plus any additional employee contributions made by the Participant pursuant to Section 6.3, and the Matching Contributions and Discretionary Contributions, if any, to the Broker, together with a list of Participants and the amount allocable to their accounts.

No interest will be paid on such funds by the Company or Broker or the United States Broker and such funds while held by the Company will be mingled with the general assets of the Company.

8.2                                 Purchases.  Upon receipt of funds from the Company for the purposes of the Plan, the Broker through the United States Broker will, as promptly as practicable, purchase on the New York Stock Exchange, as agent for each individual Participant, as many whole Shares as the aggregate of such funds will permit subject to rules and certain conditions imposed upon the Broker by regulatory agencies, if any.

The Broker may purchase the Shares up to five (5) days in advance of receipt of funds, if the Company provides the Broker with an estimate of funds to be transferred.  Subject to Section 13 below, the aggregate of all such purchases will be allocated, on the basis of their average cost, to the respective accounts of Participants based upon Participant payroll deductions and additional employee contributions, Matching Contributions, and Discretionary Contributions, if any, as directed by the Company.

Allocations will be made in full Shares.  Any funds insufficient for purchases of Shares for a Participant will be held until the next monthly purchase by the Broker.

8.3                                 Ownership of Shares.  At the time of purchase of Shares under the Plan, each Participant for whom account funds were received will immediately acquire full ownership of all Shares purchased for his or her account.

Unless otherwise requested by the Participant, all Shares will be registered in the name of the United States Broker, the Broker or its nominee and will remain so registered until delivery is requested.  Subject to the provisions of Section 8.4, a Participant may request that a certificate for all Shares in his or her account be delivered at any time at the Broker’s transfer charge, payable by the Participant.

8.4                                 Sales.  A Participant may instruct the Broker to sell any or all of the Shares held in his or her account at any time.  Upon such sale, the Broker will, if requested, mail a cheque for the proceeds to the Participant, less the regular brokerage commission or fee and any transfer taxes or other normal charges all of which are payable by the Participant.

8.5                                 Other Uses of Accounts.  A Participant may not use the account under the Plan for other purchases of Shares and other personal transactions.  Any such transactions must be subject to the opening of a separate account on terms arranged exclusively between the participant and the Broker and at the expense of the Participant.  A termination by a Participant of participation in the Plan or cessation of eligibility to be an Eligible Employee does not, as such, affect the status of the individual’s account or his or her relationship with the Broker in respect of the Shares, although the Company will not pay any fees relating to the account after the employee is no longer an Eligible Employee.

9.                                       CONFIRMATIONS; RELATIONSHIP WITH BROKER.

Each Participant will receive periodic statements of activity from the Broker and/or the United States Broker reflecting the number of Shares held for his or her account.  The relationship between the Participant and the Broker and the United States Broker will be the normal relationship of client and broker and the Company will assume no responsibility except as to the payment of the Matching Contributions and Discretionary Contributions, if any, the payment of commissions on purchases under the Plan, and administrative fees of the Plan which pertain to the accounts of Eligible Employees as set forth in this Plan.

10.                                 CLOSING ACCOUNTS.

A Participant who terminates his or her payroll deduction authorization or whose authorization is automatically terminated may request the Broker to ensure that the United States Broker maintains or closes his or her account.  A Participant may direct that all Shares in his or her account be sold and the net proceeds remitted to such person, or request that the Shares in his or her account be delivered to such person.  The net proceeds will be determined after deducting the regular brokerage commission and any transfer taxes or other normal charges, all of which shall be payable by the Participant.

11.                                 VOTING AND OTHER RIGHTS.

The Broker will arrange for the United States Broker to deliver to each Participant as promptly as practicable, by mail or otherwise, all notices of meetings, proxy statements and other material distributed by Ecolab Inc. to its stockholders, and the Shares in each Participant’s account will be voted in accordance with the Participant’s signed proxy instructions, all in accordance with the rules as apply to the United States Broker as a member of the New York Stock Exchange.

12.                                 DIVIDENDS AND OTHER PROCEEDS.

Cash dividends received in respect of Shares held in the accounts of Participants will be credited by the United States Broker to such accounts and, unless the United States Broker is otherwise instructed by the employee, all such cash will be reinvested in Shares as promptly as practicable following their receipt.

During such time as the Company pays fees and charges pursuant to Section 5.2, the Company will also pay all regular commissions in connection with the purchase constituting such reinvestment.

Share dividends or share splits in respect of the Shares held in the accounts of Participants will be credited to such accounts without charge.  Other securities and rights to subscribe received in respect of the Shares, if any, held in the accounts of Participants will be sold by the United States Broker and the Proceeds treated in the same manner as cash dividends.

13.                                 SHARES SUBJECT TO THE PLAN.

The maximum number of Shares that may be purchased by Participants shall be 150,000 shares, subject to adjustment upon changes in capitalization of Ecolab Inc. as provided below.   If the total number of Shares that would otherwise be purchased by Participants on any date on which the funds forwarded to the Broker exceeds the number of shares then remaining available under the

Plan, the Company, the Broker and/or the United States Broker shall make a pro rata allocation of the Shares remaining available for purchase in as uniform and equitable a manner as is practicable.  In such event, the Company, the Broker or the United States Broker shall give written notice of such reduction to each Participant affected thereby and shall return any excess funds accumulated in each Participant’s account as soon as practicable thereafter.

In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, divestiture or extraordinary dividend (including a spin-off) or any other change in the corporate structure or shares of Ecolab Inc., appropriate adjustment will be made as to the number and kind of securities available for purchase by Participants under the Plan.

14.                                 TRANSFER OF RIGHTS.

The Plan does not restrict the ability of a Participant to sell, assign, charge, mortgage, pledge or otherwise deal with the Shares acquired under the Plan.  However, the Participant may not deal with his or her interest in the Plan as such.  The Shares held in Participant’s accounts become the sole property of the respective Participants.

15.                                 TERMINATION.

If a Participant dies, retires, is placed on long-term disability and does not receive a paycheck from the payroll department of the Company, or applicable Subsidiary, or otherwise ceases to be an Eligible Employee, such Participant’s enrolment in the Plan will then automatically terminate.  The Company will notify the Broker of any such termination.  Securities held by the United States Broker for the account of any former Participant will continue to be so held by the United States Broker and the reinvestment of dividends continued until the United States Broker has received other instructions from such former Participant or his or her estate.

Upon the receipt of appropriate instructions from the former Participant or his or her estate, the United States Broker will sell or transfer any Shares credited to the account of the former Participant as directed.  All transfer taxes, if any, which may be due upon transfer of such Shares to the former Participant, his or her estate, or to any other person will be paid by the former Participant, and the United States Broker may require the deposit of funds sufficient to cover such taxes in advance of making any such transfer.

No Participant has any right to receive any fractional share credited to his or her account in the Plan, nor will any provision in this Plan be construed to give such right.  Upon termination, any fractional share interest subject to transfer to the former Participant or other person will be paid to them in cash by the Broker.

16.                                 AMENDMENTS, SUSPENSIONS AND TERMINATIONS.

The Board of Directors may from time to time amend, suspend or terminate in whole or in part, and if terminated may reinstate, any or all of the provisions of the Plan, including the amount of the Matching Contribution, except that no amendment, suspension or termination may be made which will retroactively affect adversely the rights of the Participants in the Plan, and that no such amendment shall be effective, without approval of the shareholders of Ecolab Inc., if shareholder approval of the amendment is then required pursuant to the rules of the New York Stock Exchange.  Participation in the Plan is not a matter of right.  No part of the funds or the Shares credited to the account of any Participant is subject to forfeiture for any reason.

17.                                 EMPLOYMENT.

Nothing in the Plan is to be construed to give any employee of the Company or its Subsidiaries the right to remain employed.